UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021.

Commission File Number 001-38176

Venator Materials PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

On October 15, 2021, Venator Materials PLC and certain of its wholly-owned subsidiaries entered into the Amendment and Restatement Agreement (the “Amendment”), dated as of October 15, 2021, which amended and restated its revolving credit agreement (as amended and restated, the “ABL Credit Agreement”).

Among other things, the Amendment provides for (i) an extension of the revolving loan commitments pursuant to the ABL Credit Agreement until October 15, 2026, or if earlier, 91 days prior to maturity date of any indebtedness in an amount in excess of $75 million and (ii) a reduction in the revolving loan commitments to $330 million.

The foregoing does not constitute a complete summary of the terms of the Amendment. The description of the terms of the Amendment is qualified in its entirety by reference to such agreement, attached hereto as Exhibit 10.1 and incorporated herein by reference.

Number	Description of Exhibits

10.1	Amendment and Restatement Agreement, dated as of October 15, 2021, by and among Venator Materials PLC, the borrowers and guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, which amends and restates that certain Revolving Credit Agreement, dated as of August 8, 2017 (as amended, restated, amended and restated, supplemented and/or otherwise modified prior to October 15, 2021).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: October 21, 2021